June 18, 2009
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Fax. No. (703) 813-6981
Attention:	Matthew Crispino, Staff Attorney Division of Corporation Finance

Re:	Comment Letter Dated May 21, 2009 Juniper Networks, Inc. Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 000-26339
Ladies and Gentlemen:
          We refer to Ms. Mills-Apenteng’s letter dated May 21, 2009 which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2008 of Juniper Networks, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Mills-Apenteng’s letter immediately preceding our response thereto.
Staff Comment #1:
          You disclose on page 36 that payouts under the strategic goals component of your 2008 annual cash incentives were based on aggregate achievement against the following three objectives: 2008 vs. 2007 employee survey results, 2008 unplanned voluntary attrition at or below industry average, and Manager’s Essentials course completion rate. Please provide us with more information about each of these objectives. Please describe each objective, explain why you chose to use each objective as a factor in determining bonus compensation, and explain how you evaluated an executive’s performance against each objective. Refer to Item 402(b)(v) and (vi) of Regulation S-K.
Response to Comment #1:
          The objectives of the strategic goals component of the Company’s 2008 annual cash incentive program for executives (the “2008 AIP”) were selected to allocate a portion of executive performance incentives to measures other than the Company’s financial results. With 80% of the target payouts under the 2008 AIP measured against the Company’s financial performance, the Compensation Committee (the “Committee”) believed it was desirable to allocate the remaining 20% to non-financial strategic goals that focused on the Company’s workforce, particularly with regard to employee retention and development. Accordingly, the Committee determined that it was appropriate to provide financial incentives to executives to further these efforts, and established the following three objectives for the 2008 AIP, each of which are described in more detail below:
1.	2008 vs. 2007 employee survey results: Scores maintained and/or improved in the areas of confidence in the future and opportunities for development.

2.	2008 unplanned voluntary attrition at or below industry average.

3.	Manager’s Essentials course completion rate.
          The 2008 employee survey results were intended to measure the ratings of employee satisfaction with respect to a number of topics. The Company had conducted similar company-wide surveys in 2006 and 2007, and the Committee identified maintenance or improvement in employee ratings for survey questions in the categories of “confidence in the future” and “opportunities for development” as a measure that would demonstrate whether executives had succeeded in supporting employee satisfaction in these areas. However, due to a shift in the Company’s planning cycle that followed the arrival of a new chief executive officer in September 2008, the employee survey that was originally scheduled to be completed in the fourth quarter of 2008 was subsequently postponed and was not conducted in 2008. Accordingly, the Committee later decided that this measure would not be applicable to determination of the strategic goals component of the 2008 AIP.
          The metric related to unplanned voluntary attrition was also related to measuring executive success in efforts to reduce attrition and increase employee satisfaction. The Committee believed that if the Company could maintain an unplanned voluntary attrition level at or below the industry average, it would be indicative of executives fostering a positive work culture relative to the Company’s industry that would help increase employee satisfaction with their jobs.
          The Manager’s Essentials course is an education program conducted by the Company’s human resources department and is designed to enhance managerial and leadership skills of the Company’s managers. The Committee believed that incentivizing executives to encourage managers to complete this training would help develop employee leadership skills, and accordingly set a target of 80% course completion rate in 2008 for all employees designated as managers.
          The Committee measured the aforementioned objectives based upon Company performance as a whole and did not make distinctions in determining achievement levels of individual executives. To determine achievement of these objectives, the Committee measured the percentage of achievement against the relevant target and then averaged the scores to reach an aggregate level of achievement. The Company’s 2008 unplanned voluntary attrition rate was 7.9% compared to the industry average of 12.8%, which resulted in a score of 163%, and the Manager’s Essentials course completion rate was 61% compared to a target of 80%, which resulted in a score of 76%. As mentioned above, the postponement of the 2008 employee survey removed this measure from these calculations. The foregoing calculations resulted in 119% aggregate achievement of the 2008 AIP strategic goals. Payout of this component of the 2008 AIP is capped at 100% of the target incentive allocated to strategic goals. Accordingly, the executives were awarded full payment with respect to this component, or 20% of their 2008 AIP target incentive.

Staff Comment #2:
          We note your statement on page 36 that the actual award earned may be higher or lower than the target incentive amount based on various performance factors. Please tell us whether discretion was used in determining actual awards and, if so, how.
Response to Comment #2:
          The Company informs the Staff that, except with respect to the inapplicability of the 2008 employee survey in calculating the strategic goals component as discussed above, no discretion was used in determining actual awards under the 2008 AIP. Actual payments were made based upon mathematical formulas approved by the Committee at the time the 2008 AIP was adopted.
Staff Comment #3:
          You indicate that you used non-GAAP performance targets in awarding cash incentives and equity compensation. Please explain how you calculated those targets, consistent with Instruction 5 to Item 402(b) of Regulation S-K.
Response to Comment #3:
          The non-GAAP performance targets used in awarding cash incentives and equity compensation in 2008 include the Company’s non-GAAP operating income, non-GAAP operating margin and, with respect to general managers of a business group, non-GAAP contribution margin from the relevant business group. The Company’s non-GAAP operating income and non-GAAP operating margin both exclude the following items from the corresponding GAAP measures reported by the Company: (1) amortization of purchased intangible assets, (2) stock-based compensation expense, (3) stock-based compensation related payroll tax expense, (4) impairment of goodwill and intangible assets, and (5) loss on a litigation settlement. The non-GAAP contribution margin for a business group excludes the aforementioned elements from the relevant business group as well as other corporate charges that were not allocated to the relevant business group, which in 2008 primarily consisted of workforce rebalancing charges related to severance and related costs.
Staff Comment #4:
          It appears that you have omitted disclosure of the specific performance targets used in determining the cash incentives and performance share awards made to your executive officers in 2008 in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Also, you provide limited information concerning the degree of difficulty associated with achievement of the undisclosed performance targets. In this regard, we note your disclosure on pages 37 and 38 that your compensation committee “set target performance goals at levels which it believed at the time to be difficult but achievable and set maximum performance goals at a level which it believed to be very difficult,” Please tell us the factors that the compensation committee considered in concluding that the undisclosed target levels would be difficult to achieve. Please confirm that in future filings you will provide enhanced disclosure regarding the degree of difficulty that you expect will be experienced in achieving undisclosed performance targets.
Response to Comment #4:
          The Company respectfully notes the Staff’s request for confirmation with respect to the omitted disclosure in the Company’s proxy statement of specific performance targets used in determining cash incentives and performance share awards. During preparation of its proxy statement, the Company carefully considered disclosing these specific performance targets and, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, performed a competitive harm analysis in the course of such consideration. As a result of this analysis, the Company concluded that disclosure of these specific performance targets would result in competitive harm to the Company. Accordingly, the Company confirms it is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the specific performance targets in its proxy statement.
          The Company’s undisclosed performance targets correspond to financial targets contained in the Company’s internal annual operating plan. Each year, the Company engages in a robust process to establish the operating plan, which contains corporate and business group financial targets, budgets and other metrics that are used to guide operations of the Company in future periods. In developing the operating plan, management considers various factors relating to its own operations and products, as well as overall economic and market conditions, conditions specifically affecting the industry in which the Company competes, and competition. The operating plan is prepared by Company management and presented to the Board of Directors (the “Board’) for its consideration, together with analysis of the Company’s historical performance against previous operating plan targets, and the Board provides feedback to management. The finalized plan that results from this process is then approved by the Board. In determining the new operating plan’s financial targets, the Company and the Board set them at levels intended to challenge the Company to deliver superior financial performance. This results in financial targets in the plan that are generally more ambitious than external expectations.
          The targets contained in the Board-approved operating plan provided the basis for the financial performance targets applied to the Company’s 2008 executive officer cash incentives and performance share awards. For example, the total revenue specified in the 2008 operating plan was the target for purposes of achieving 100% of the incentive tied to the revenue measure in the 2008 AIP. The members of the Committee participated in the review of the operating plan and, through such participation, were able to evaluate the difficulty of the financial targets applied to executive compensation programs. When approving the 2008 executive compensation programs, the Committee also reviewed past performance against similar targets to further evaluate the effectiveness of such targets to reward delivery of superior financial performance. As a result of this evaluation, the Committee believed the operating plan targets upon which the 2008 cash incentive and performance share awards targets were based were difficult, but achievable, and that achieving performance above the operating plan targets would be very difficult in comparison.

          By means of example, in fiscal 2007, a year in which the Company delivered financial results significantly above plan targets, payments to named executive officers under the 2007 AIP ranged from 100% of the respective target incentive to 117%, and the performance shares earned by named executive officers for 2007 were 112% of the relevant annual target amount. In contrast, in fiscal 2008, the Company did not fully achieve its internal operating plan objectives, and payments to named executive officers under the 2008 AIP ranged from 68% to 88% of the officers’ target incentives and the performance shares earned by named executive officers for 2008 were 96% of the relevant annual target amount.
          The Company hereby confirms to the Staff that in future filings it will provide enhanced discussion, similar to the discussion set forth in the preceding three paragraphs, of the degree of difficulty that the Company expects will be experienced in achieving undisclosed performance targets.
* * * * *
          In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Senior Vice President, General Counsel and Secretary

cc:	Katharine Martin, Esq. Vijaya Gadde, Esq. Barbara Marchini-Ellis

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